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                                                                    Exhibit 12.1


                       Ratio of Earnings to Fixed Charges
                                Nucor Corporation




                                                                                                                 Nine months
                                                             Years ended December 31,                               ended
                                     -------------------------------------------------------------------------   September 28,
                                        1997             1998             1999          2000          2001           2002
                                     ------------    -------------     -----------    ----------    ----------    ------------
                                                                  (In thousands, except ratios)
Earnings (1):
Earnings before federal income
taxes                                   $460,182         $415,309        $379,189      $478,308      $173,861        $181,989
Plus: state income taxes (2)              23,927           23,748          13,446        16,910         5,508         (1,827)
Plus: minority interests (3)              90,517           91,641          85,783       151,461       103,069          66,224
Plus: losses from equity
investments                                   --               --              --           235           740           2,573
Plus: fixed charges (interest
expense)                                   9,282           10,863          20,516        22,449        22,002          14,712
Less: minority interests in
subsidiaries that have not
 incurred fixed charges                 (90,517)         (91,641)        (85,783)     (151,461)     (103,069)        (66,224)
                                     ------------    -------------     -----------    ----------    ----------    ------------
                                        $493,391         $449,920        $413,151      $517,902      $202,111        $197,447
                                     ============    =============     ===========    ==========    ==========    ============

Fixed charges (4):
Interest expense                        $  9,282         $ 10,863        $ 20,516      $ 22,449      $ 22,002        $ 14,712
                                     ============    =============     ===========    ==========    ==========    ============

Ratio of earnings to fixed charges         53.16            41.42           20.14         23.07          9.19           13.42
                                     ============    =============     ===========    ==========    ==========    ============
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         (1)      Earnings consist of earnings before federal income taxes,
                  state income taxes, minority interests, losses from equity investments and fixed charges, less minority interests in
                  pre-tax income of subsidiaries that have not incurred fixed charges.
         (2)      For purposes of this table, state income taxes include certain state franchise taxes.
         (3)      For purposes of this table, minority interests reflect the amounts broken out as a separate line item in the Income
                  Statement Data portion of the Selected Historical
                  Consolidated Financial Data set forth in the prospectus.
         (4)      Fixed charges consist of interest expense.